UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023

Commission File Number 001-36487

Atlantica Sustainable Infrastructure plc
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Atlantica Reports First Quarter 2023 Financial Results

•	Revenue for the first quarter of 2023 reached $242.5 million, a 1.5% increase year-over-year on a comparable basis[1] and a 2.0% decrease year-over-year.

•	Adjusted EBITDA was $174.2 million for the first quarter of 2023, a 4.0% increase year-over-year on a comparable basis[1] and a 0.3% increase year-over-year.

•	Net loss for the first quarter of 2023 attributable to the Company was $11.0 million, compared with a net loss of $12.0 million in the first quarter of 2022.

•	Cash available for distribution (“CAFD”) increased by 12.1% year-over-year up to $61.0 million in the first quarter of 2023 and by 4.6% on a comparable basis[2].

•	Quarterly dividend of $0.445 per share approved by the Board of Directors.

May 5, 2023 – Atlantica Sustainable Infrastructure plc (NASDAQ: AY) (“Atlantica” or the “Company”) today reported its financial results for the first quarter of 2023. Revenue for the first quarter of 2023 was $242.5 million, a 2.0% decrease compared with the first quarter of 2022. On a comparable basis1, revenue increased by 1.5%. Adjusted EBITDA was $174.2 million, a 0.3% increase compared to the first quarter of 2022 and a 4.0% increase on a comparable basis1. CAFD was $61.0 million, a 12.1% rise compared with $54.4 million in the first quarter of 2022 and includes $4.1 million from the sale of part of our equity interest in our development company in Colombia to a partner. Without this impact, CAFD increased by 4.6% in the first quarter of 2023 compared to the same quarter of the previous year.  CAFD per share3 was $0.53, an 8.9% increase compared to the same period of the previous year and a 1.5% increase without the effect of the sale previously described.

1  Compared with the first quarter of 2022 on a constant currency basis.
2 Compared to Q1 2022, excluding $4.1 million from the sale of part of our equity interest in our development company in Colombia to a partner in Q1 2023.
3 CAFD per share is calculated by dividing CAFD for the period by the weighted average number of shares for the period.

Highlights

(in thousands of U.S. dollars)	Three-month period ended March 31,
	2023	2022
Revenue	$242,509	$247,452
Loss for the period attributable to the Company	(10,990)	(12,042)
Adjusted EBITDA	174,204	173,626
Net cash provided by operating activities	41,706	137,315
CAFD	61,049	54,407

Key Performance Indicators

	Three-month period ended March 31,
	2023	2022
Renewable energy
MW in operation[4]	2,161	2,044
GWh produced[5]	1,192	1,094
Efficient natural gas & heat
MW in operation[6]	398	398
GWh produced[7]	600	625
Availability (%)	94.9%	100.3%
Transmission lines
Miles in operation	1,229	1,229
Availability (%)	100.0%	99.9%
Water
M ft3 in operation[4]	17.5	17.5
Availability (%)	100.8%	104.5%

4 Represents total installed capacity in assets owned or consolidated for the three-month period ended March 31, 2023 and 2022, respectively, regardless of our percentage of ownership in each of the assets except for Vento II for which we have included our 49% interest.
5 Includes 49% of Vento II wind portfolio production since its acquisition. Includes curtailment in wind assets for which we receive compensation.
6 Includes 43 MW corresponding to our 30% share in Monterrey and 55MWt corresponding to thermal capacity from Calgary District Heating.
7 GWh produced includes 30% share of the production from Monterrey.

Segment Results

(in thousands of U.S. dollars)	Three-month period ended March 31,
	2023	2022
Revenue by geography
North America	$72,840	$74,304
South America	43,720	38,528
EMEA	125,949	134,620
Total Revenue	$242,509	$247,452

Adjusted EBITDA by geography
North America	$51,969	$58,266
South America	33,788	29,129
EMEA	88,447	86,231
Total Adjusted EBITDA	$174,204	$173,626

(in thousands of U.S. dollars)	Three-month period ended March 31,
	2023	2022
Revenue by business sector
Renewable energy	$172,600	$182,101
Efficient natural gas & heat	27,403	25,327
Transmission lines	28,831	26,620
Water	13,674	13,404
Total Revenue	$242,509	$247,452

Adjusted EBITDA by business sector
Renewable energy	$119,122	$122,223
Efficient natural gas & heat	22,610	21,699
Transmission lines	23,470	20,523
Water	9,002	9,181
Total Adjusted EBITDA	$174,204	$173,626

Production in the renewable energy portfolio increased by 9% for the first quarter of 2023 compared with the first quarter of 2022 mainly due to the increase in production in our solar assets in Spain, where solar radiation was very good in the period and to the contribution from the recently consolidated assets and those that have entered into operation recently.

In our efficient natural gas and heat segment availability decreased mostly due to a scheduled major overhaul, which did not impact revenue. In our transmission lines and water segments, where revenue is based on availability, we maintained very high availability levels.

Liquidity and Debt

As of March 31, 2023, cash at Atlantica’s corporate level was $109.4 million, compared with $60.8 million as of December 31, 2022. Additionally, as of March 31, 2023, the Company had $365.1 million available under its Revolving Credit Facility and therefore a total corporate liquidity of $474.5 million, compared with $445.9 million as of December 31, 2022.

As of March 31, 2023, net project debt8 was $4.10 billion, compared with $4.01 billion as of December 31, 2022, while net corporate debt9 was $968.0 million, compared with $956.4 million as of December 31, 2022. As of March 31, 2023, the net corporate debt / CAFD before corporate debt service ratio10 was 3.3x.

Dividend

On May 4, 2023, the Board of Directors of Atlantica approved a dividend of $0.445 per share. This dividend is expected to be paid on June 15, 2023 to shareholders of record as of May 31, 2023.

Details of the Results Presentation Conference

Atlantica’s CEO, Santiago Seage and CFO, Francisco Martinez-Davis, will hold a conference call and a webcast on Friday, May 5, 2023, at 8:00 am (New York time).

In order to access the conference call participants should dial: +1-646-664-1960 (US), +44 (0) 20-3936-2999 (UK) or +1-613-699-6539 (Canada), followed by the confirmation code 877320. Atlantica advises participants to access the conference call at least 15 minutes in advance.

8  Net project debt is calculated as long-term project debt plus short-term project debt minus cash and cash equivalents at the consolidated project level.
9  Net corporate debt is calculated as long-term corporate debt plus short-term corporate debt minus cash and cash equivalents at Atlantica’s corporate level.
10   Net corporate leverage is calculated as net corporate debt divided by midpoint 2023 CAFD guidance before corporate debt service. CAFD before corporate debt service is calculated as CAFD plus corporate debt interest paid by Atlantica.

The senior management team will also hold meetings with investors on May 9, 2023, at the Citi 2023 Global Energy, Utilities and Climate Technology Conference in Boston and on May 23, 2023, at the EIC 2023 Investor Conference in Florida.

Forward-Looking Statements

This press release contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this press release, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “plan”, “should” or “will” or the negative of such terms or other similar expressions or terminology.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this press release and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Except as required by law, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect anticipated or unanticipated events or circumstances.

Investors should read the section entitled “Item 3.D—Risk Factors” and the description of our segments and business sectors in the section entitled “Item 4.B. Information on the Company—Business Overview”, each in our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission (“SEC”), for a more complete discussion of the risks and factors that could affect us.

Forward-looking statements include, but are not limited to, statements relating to: cash available for distribution (“CAFD”) estimates; net corporate leverage based on CAFD estimates; the use of non-GAAP measures as a useful predicting tool for investors; and various other factors, including those factors discussed under “Item 3.D—Risk Factors” and “Item 5.A—Operating Results” in our Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC.

The CAFD guidance used in this presentation was estimated as of March 1, 2023. This estimate is based on assumptions believed to be reasonable as of the date Atlantica published its 2022 Financial Results. We disclaim any current intention to update such guidance, except as required by law.

Non-GAAP Financial Measures

This press release also includes certain non-GAAP financial measures, including Adjusted EBITDA, CAFD and CAFD per share. Non-GAAP financial measures are not measurements of our performance or liquidity under IFRS as issued by IASB and should not be considered alternatives to operating profit or profit for the period or net cash provided by operating activities or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Please refer to the appendix of this press release for a reconciliation of the non-GAAP financial measures included in this press release to the most directly comparable financial measures prepared in accordance with IFRS. Also, please refer to the following paragraphs in this section for an explanation of the reasons why management believes the use of non-GAAP financial measures (including CAFD, CAFD per share and Adjusted EBITDA) in this press release provides useful information to investors.

We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures may not be comparable to other similarly titled measures employed by other companies and may have limitations as analytical tools. These measures may not be fit for isolated consideration or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB. Thus, they should not be considered as alternatives to operating profit, profit for the period, any other performance measures derived in accordance with IFRS as issued by the IASB, any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Some of the limitations of these non-GAAP measures are:

•	they do not reflect our cash expenditures, future requirements for capital expenditures or contractual commitments;

•	they do not reflect changes in, or cash requirements for, our working capital needs;

•	they may not reflect the significant interest expense, or the cash requirements necessary, to service interest or principal payments, on our debts;

•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA, CAFD and CAFD per share do not reflect any cash requirements that would be required for such replacements;

•	some of the exceptional items that we eliminate in calculating Adjusted EBITDA reflect cash payments that were made, or will be made in the future; and

•	the fact that other companies in our industry may calculate Adjusted EBITDA, CAFD and CAFD per share differently than we do, which limits their usefulness as comparative measures.

We define Adjusted EBITDA as profit/(loss) for the period attributable to the Company, after previously adding back loss/(profit) attributable to non-controlling interest, income tax, financial expense (net), depreciation, amortization and impairment charges of entities included in the consolidated financial statements and including depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro rata of our equity ownership). CAFD is calculated as cash distributions received by the Company from its subsidiaries minus cash expenses of the Company, including debt service and general and administrative expenses. CAFD per share is calculated as CAFD divided by the weighted average number of outstanding ordinary shares of the Company during the period (116,140,187for the three-months ended on March 31, 2023, and 112,741,249 for March 31, 2022).

Our management believes Adjusted EBITDA, CAFD and CAFD per share are useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. Adjusted EBITDA is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired.

Our management believes CAFD and CAFD per share are relevant supplemental measurements of the Company’s ability to earn and distribute cash returns to investors and are useful to investors in evaluating our operating performance because securities analysts and other interested parties use such calculations as a measure of our ability to make quarterly distributions. In addition, CAFD and CAFD per share are used by our management team for determining future acquisitions and managing our growth. Adjusted EBITDA, CAFD and CAFD per share are widely used by other companies in the same industry.

Our management uses Adjusted EBITDA, CAFD and CAFD per share as measures of operating performance to assist in comparing performance from period to period on a consistent basis moving forward. They also readily view operating trends as a measure for planning and forecasting overall expectations, for evaluating actual results against such expectations, and for communicating with our board of directors, shareholders, creditors, analysts and investors concerning our financial performance.

In our discussion of operating results, we have included foreign exchange impacts in our revenue and Adjusted EBITDA by providing constant currency growth. The constant currency presentation is not a measure recognized under IFRS and excludes the impact of fluctuations in foreign currency exchange rates. We believe providing constant currency information provides valuable supplemental information regarding our results of operations. We calculate constant currency amounts by converting our current period local currency revenue and Adjusted EBITDA using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. This calculation may differ from similarly titled measures used by others and, accordingly, the constant currency presentation is not meant to substitute for recorded amounts presented in conformity with IFRS as issued by the IASB nor should such amounts be considered in isolation.

Information presented as the pro-rata share of our unconsolidated affiliates reflects our proportionate ownership of each asset in our property portfolio that we do not consolidate and has been calculated by multiplying our unconsolidated affiliates’ financial statement line items by our percentage ownership thereto. Note 7 to our consolidated financial statements as of and for the period ended March 31, 2023 includes a description of our unconsolidated affiliates and our pro rata share thereof. We do not control the unconsolidated affiliates. Multiplying our unconsolidated affiliates’ financial statement line items by our percentage ownership may not accurately represent the legal and economic implications of holding a non-controlling interest in an unconsolidated affiliate. We include pro-rata share of depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates because we believe it assists investors in estimating the effect of such items in the profit/(loss) of associates carried under the equity method (which is included in the calculation of our Adjusted EBITDA) based on our economic interest in such unconsolidated affiliates. Each unconsolidated affiliate may report a specific line item in its financial statements in a different manner. In addition, other companies in our industry may calculate their proportionate interest in unconsolidated affiliates differently than we do, limiting the usefulness of such information as a comparative measure. Because of these limitations, the information presented as the pro-rata share of our unconsolidated affiliates should not be considered in isolation or as a substitute for our or such unconsolidated affiliates’ financial statements as reported under applicable accounting principles.

Consolidated Statements of Operations
(Amounts in thousands of U.S. dollars)

	For the three-month period ended March 31,
	2023	2022
Revenue	$242,509	$247,452
Other operating income	22,620	19,373
Employee benefit expenses	(23,840)	(19,469)
Depreciation, amortization, and impairment charges	(103,790)	(100,925)
Other operating expenses	(78,881)	(87,933)
Operating profit	$58,618	$58,498
Financial income	7,997	992
Financial expense	(84,852)	(83,402)
Net exchange differences	1,705	3,073
Other financial income/(expense), net	(5,284)	(1,130)
Financial expense, net	$(80,434)	$(80,467)
Share of profit of associates carried under the equity method	6,187	8,221
Loss before income tax	$(15,629)	$(13,748)
Income tax	9,656	3,906
Loss for the period (continued operations)	$(5,973)	$(9,842)
Loss attributable to non-controlling interests	(5,017)	(2,200)
Loss for the period attributable to the Company	$(10,990)	$(12,042)
Weighted average number of ordinary shares outstanding (thousands)	116,140	112,741
Weighted average number of ordinary shares diluted (thousands)	119,487	116,894
Basic earnings per share (U.S. dollar per share)	$(0.09)	$(0.11)
Diluted earnings per share (U.S. dollar per share)	$(0.09)	$(0.11)

Consolidated Statement of Financial Position
(Amounts in thousands of U.S. dollars)

Assets	As of March 31, 2023	As of December 31, 2022
Non-current assets
Contracted concessional assets, PP&E and other intangible assets	$7,432,696	$7,483,259
Investments carried under the equity method	258,264	260,031
Financial investments	158,320	176,237
Deferred tax assets	163,535	149,656
Total non-current assets	$8,012,815	$8,069,183
Current assets
Inventories	$35,205	$34,511
Trade and other receivables	268,053	200,334
Financial investments	186,754	195,893
Cash and cash equivalents	602,856	600,990
Total current assets	$1,092,868	$1,031,728
Total assets	$9,105,683	$9,100,911
Equity and liabilities
Share capital	$11,615	$11,606
Share premium	986,594	986,594
Capital reserves	763,263	814,951
Other reserves	326,922	345,567
Accumulated currency translation differences	(154,194)	(161,307)
Accumulated deficit	(407,739)	(397,540)
Non-controlling interest	183,368	189,176
Total equity	$1,709,829	$1,789,047
Non-current liabilities
Long-term corporate debt	$1,040,998	$1,000,503
Long-term project debt	4,252,226	4,226,518
Grants and other liabilities	1,246,433	1,252,513
Derivative liabilities	26,302	16,847
Deferred tax liabilities	283,738	296,481
Total non-current liabilities	$6,849,697	$6,792,862
Current liabilities
Short-term corporate debt	$36,362	$16,697
Short-term project debt	344,397	326,534
Trade payables and other current liabilities	134,007	140,230
Income and other tax payables	31,391	35,541
Total current liabilities	$546,157	$519,002
Total equity and liabilities	$9,105,683	$9,100,911

Consolidated Cash Flow Statements
(Amounts in thousands of U.S. dollars)

	For the three-month period ended March 31,
	2023	2022
Profit/(loss) for the period	$(5,973)	$(9,842)
Financial expense and non-monetary adjustments	171,121	182,751
Profit for the period adjusted by non-monetary items	$165,148	$172,909
Changes in working capital	(93,263)	(19,048)
Net interest and income tax paid	(30,179)	(16,546)
Net cash provided by operating activities	$41,706	$137,315
Acquisitions of subsidiaries and entities under the equity method	(2,496)	(39,009)
Investments in operating concessional assets	(7,630)	(2,907)
Investments in assets under development or construction	(7,019)	(3,601)
Distributions from entities under the equity method	12,401	31,870
Other non-current assets/liabilities	5,613	697
Net cash provided by/(used in) investing activities	$869	$(12,950)

Net cash used in financing activities	$(42,135)	$(8,802)

Net increase in cash and cash equivalents	$440	$115,563
Cash and cash equivalents at beginning of the period	600,990	622,689
Translation differences in cash or cash equivalent	1,426	749
Cash and cash equivalents at end of the period	$602,856	$739,001

Reconciliation of Adjusted EBITDA to Net cash provided by operating activities

(in thousands of U.S. dollars)	For the three-month period ended March 31,
	2023	2022
Net cash provided by operating activities	$41,706	$137,315
Net interest and income tax paid	30,179	16,546
Changes in working capital	93,263	19,047
Non-monetary items and other	(2,740)	(13,484)
Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates	11,796	14,202
Adjusted EBITDA	$174,204	$173,626

Reconciliation of CAFD to CAFD per share

	For the three-month period ended March 31,
	2023	2022
CAFD (in thousands of U.S. dollars)	$61,049	$54,407
Weighted average number of shares (basic) for the period (in thousands)	116,140	112,741
CAFD per share (in U.S. dollars)	$0.5257	$0.4826

Reconciliation of Cash Available For Distribution and Adjusted EBITDA to Profit for the period attributable to the Company

(in thousands of U.S. dollars)	For the three-month period ended March 31,
	2023	2022
Profit/(loss) for the period attributable to the Company	$(10,990)	$(12,042)
Profit/(loss) attributable to non-controlling interest	5,017	2,200
Income tax	(9,656)	(3,906)
Depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro rata of our equity ownership)	5,609	5,982
Financial expense, net	80,434	80,467
Depreciation, amortization, and impairment charges	103,790	100,925
Adjusted EBITDA	174,204	$173,626
Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates	(11,796)	(14,202)
Non-monetary items	649	10,413
Accounting provision for electricity market prices in Spain	(1,153)	7,141
Difference between billings and revenue in assets accounted for as concessional financial assets	16,441	18,169
Income from cash grants in the US	(14,639)	(14,897)
Maintenance Capex	(7,630)	(2,844)
Dividends from equity method investments	12,401	31,870
Net interest and income tax paid	(30,179)	(16,546)
Changes in other assets and liabilities	(92,980)	(5,588)
Deposits into/ withdrawals from restricted accounts[10]	9,820	11,805
Change in non-restricted cash at project level[10]	43,114	(103,116)
Dividends paid to non-controlling interests	(6,011)	(6,221)
Debt principal repayments	(30,543)	(24,789)
Cash Available For Distribution	$61,049	$54,407

10 “Deposits into/ withdrawals from restricted accounts” and “Change in non-restricted cash at project level” are calculated on a constant currency basis to reflect actual cash movements isolated from the impact of variations generated by foreign exchange changes during the period.

About Atlantica

Atlantica Sustainable Infrastructure plc is a sustainable infrastructure company that owns a diversified portfolio of contracted renewable energy, storage, efficient natural gas, electric transmission and water assets in North & South America, and certain markets in EMEA (www.atlantica.com).

Chief Financial Officer	Investor Relations & Communication
Francisco Martinez-Davis	Leire Perez
E ir@atlantica.com	E ir@atlantica.com
T +44 20 3499 0465

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Atlantica Sustainable Infrastructure plc

	By:	/s/ Santiago Seage
		Name:	Santiago Seage
		Title:	Chief Executive Officer

Date: May 5, 2023